Exhibit 24

Power of Attorney

The Parties:

KPN Telecom B.V., a private company with limited liability, having its seat at The Hague, the Netherlands and maintaining its principal place of business at Maanplein 55, 2516 CK The Hague, the Netherlands, in this respect represented by its solely authorized managing director, Royal KPN N.V., in this respect duly represented by Mr. J.M. Henderson, CFO, and Mr. E. Blok, acting member of the Board of Management;

and

Royal KPN N.V., a public company with limited liability, having its seat at The Hague, the Netherlands and maintaining its principal place of business at Maanplein 55, 2516 CK The Hague, the Netherlands, in this respect duly represented by Mr. J.M. Henderson, CFO, and Mr. E. Blok, acting member of the Board of Management, declare to give power of attorney to each of:

•                  Mr. C.J. Boogaerdt, Deputy Treasurer of Royal KPN N.V.

•                  Mr. J.B. Dietz, Head of Corporate Finance of Royal KPN N.V.

•                  Mr. M.G. Roovers, Senior Legal Counsel of Royal KPN N.V.

on behalf of the Parties:

to sign all documents that relate to the sale of any or all shares held by KPN Telecom B.V. in the share capital of EuroWeb International Corp. and furthermore to do anything which the attorney deems necessary in connection with the aforementioned, all this with the power of substitution. The validity of this power of attorney expires on December 31, 2004.

Signed at The Hague on March 25, 2004

/s/ J.M. HENDERSON	/s/ E. BLOK
J.M. Henderson	E. Blok
CFO	Acting Member of the Board of Management